China Ruitai International Holdings Co., Ltd.
Wenyang Town, Feicheng City
ShanDong, China 01089

April 29, 2010

VIA EDGAR

Ms. Jenn Do
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Ruitai International Holdings Co., Ltd. Form 8-K Item 4.01 Filed April 26, 2010 File No. 0-04494

Dear Ms. Do:

China Ruitai International Holdings Co., Ltd. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Current Report on Form 8-K/A (the “Form 8-K/A”) amending the Current Report on Form 8-K that was originally filed on April 26, 2010 (the “Form 8-K”). We are also forwarding to you, via Federal Express, three courtesy copies of this letter and Form 8-K/A, in a clean and marked version to show changes from the Form 8-K.

Based upon the Staff’s review of the Form 8-K, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated April 28, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

1.
You disclose in the second paragraph “In connection with the audit of theCompany’s financial statements for the fiscal years ended December 31, 2009and 2008 and the subsequent interim period, (i) there were no disagreements with KKZ on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KKZ’s satisfaction, would have caused KKZ to make reference in connection with its opinion to the subject matter of the disagreement, and (ii) there were no “reportable events,” as that term is described in Item 304(a)(1)(v) of Regulation S-K.” Please revise your filing to state that in connection with the audit for the financial statements for the fiscal years ended December 31, 2009 and 2008 and the subsequent interim period through April 21, 2010, if true, there were no such disagreements or reportable events. Refer to Item 304(a)(1)(iv) of Regulation S-K.

In accordance with the Staff’s request, we have revised the disclosure in the Form 8-K/A accordingly.

2.
To the extent that you make changes to the Form 8-K to comply with ourcomments, please obtain and file an updated Exhibit 16 letter from theformer accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

In accordance with the Staff’s request, we have filed an updated Exhibit 16 letter with the Form 8-K/A.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

/s/ Dian Min Ma
Dian Min Ma, Chief Executive Officer

cc:	Mitchell S. Nussbaum